May 2, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	PhaseRx, Inc.

Registration Statement on Form S-1

File No. 333-210811

Ladies and Gentlemen:

On behalf of PhaseRx, Inc. (the “Company” or “PhaseRx”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 29, 2016 (“Comment Letter No. 3”), to Robert W. Overell, Ph.D., President and Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to Comment Letter No. 3, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments in Comment Letter No. 3 and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.1. References herein to page numbers are to page numbers in Amendment No.1.

The following are the Company’s responses to Comment Letter No. 3. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in Comment Letter No. 3. For your convenience, each of the Staff’s comments contained in Comment Letter No. 3 have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.1 which is marked to show changes from the relevant portions of the Registration Statement.

Capitalization, page 47

1.	Please tell us how you plan on accounting for the 1.4 million post-reverse stock split shares that majority stockholders of yours will transfer to Palladium Capital Advisors, LLC upon the completion of your offering and reference for us the authoritative literature you rely upon to support your anticipated accounting. Also tell us how you expect to reflect this transfer in your pro forma capitalization disclosure. Please see SAB 5:T.

Response:

The Company plans to account for the approximately 1.4 million post-reverse stock split shares that the Company’s majority stockholders will transfer to Titan Multi-Strategy Fund I, LTD. and certain of its designees upon the completion of this offering under the guidance of FASB ASC 718-10-15-4 and SAB 5:T. As such, the Company will recognize the fair value of such shares transferred as non-cash compensation expense in its statement of operations based on the public offering price. The Company’s pro forma as adjusted capitalization disclosure in Amendment No.1 has been revised to reflect this expense based on the assumed public offering price of $6.00, the midpoint of the price range set forth on the cover page of the prospectus included in the Registration Statement.

U.S. Securities and Exchange Commission

May 2, 2016

UW License Agreement, page 88

2.	We refer to prior comment 5. Please revise your disclosure on page 88 so that investors will have an understanding of the materiality and magnitude of the minimum annual royalty payments required pursuant to the UW License Agreement.

Response:

The Company believes that the minimum annual royalty payments required pursuant to the UW License Agreement are not material at this time. Should such amount become material in the future, the Company will disclose such amount.

Executive Compensation

2006 Stock Plan, page 105

3.	We acknowledge your response to prior comment 4. As previously requested, please remove the reference to your February 8, 2016 fair value being determined by an independent appraiser and any other similar references in your filing.

Response:

The Company has made the requested revisions on page 112.

In addition, with respect to the Company’s response to Comment No. 13 in the comment letter of the Staff, dated March 10, 2016 (“Comment Letter No. 1”), submitted confidentially to the Commission on March 16, 2016, please note that the Company was advised by its existing stockholders selling an aggregate of 1,393,880 shares of the Company’s common stock to Titan Multi-Strategy Fund I, LTD. and certain of its designees at a nominal purchase that the number of shares being sold by each existing stockholder has changed, as reflected in the table below. The aggregate number of shares being transferred remains the same.

Each existing stockholder named in the table below is transferring the number of shares set forth next to its name:

Stockholder	Number of Shares
5AM Ventures II, LP	438,476
5AM Co-Investors II, LP	17,301
ARCH Venture Fund VII, L.P.	680,059
Versant Venture Capital III, L.P	256,529
Versant Side Fund III, L.P.	1,515
Total:	1,393,880

Finally, reference is also made to the Company’s response to Comment No. 15 in Comment Letter No. 1, in which the Company noted that there had been no written communications, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”) presented to potential investors in reliance upon Section 5(d) of the Securities Act.  Subsequent to submitting the Company’s response to Comment No. 15, the Company did make a written communication, as defined in Rule 405 of the Securities Act, to potential investors in reliance upon Section 5(d) of the Securities Act.  Copies of these written communications have been supplementally provided to the Staff.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Robert W. Overell, Ph.D., PhaseRx, Inc.